Exhibit 99.2

Luxoft Holding, Inc Q3 FY2018 Call February 14, 2018 Dmitry Loschinin, CEO & President Evgeny Fetisov, CFO www.luxoft.com

Disclaimer Safe Harbor Forward-Looking Statements In addition to historical information, this presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this presentation whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures To supplement our financial results presented in accordance with US GAAP, this presentation includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement. We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the tables at the end of the press release issued by the Company on February 13, 2018. The trademarks included in this presentation are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Luxoft Holding, Inc. Unless otherwise stated, all data in this presentation is as of December 31, 2017. www.luxoft.com 2

Q3 FY2018 Key Takeaways Results largely in-line with our expectations Further progress diversifying customer base and generating growth across key verticals Strong performance in Digital Enterprise; Up 20% Y/Y Revenue +27% outside Top 2 Y/Y Financial Services revenue +13%; +49% outside Top 2 Y/Y Automotive revenue +10% Y/Y; Expect revenue growth to accelerate in Q4  Continued growth of High Performance Accounts (HPAs)  4 new accounts added; 1 new and 3 existing clients  Comprise 36% of 9 months revenue vs. 28% over same period last year; In-line with full-year expectations Improving delivery scale in key global markets  1 new automotive delivery center in Berlin  APAC expansion including new office in Bangalore, India  Advancing digital and transformation efforts, strengthening value proposition to customers Actively managing business and aligning resources with highest-margin opportunities www.luxoft.com Focus on driving stronger execution, long-term sustainable growth & shareholder value creation 3

Continued Revenue Diversification Decreased share of Financial Services and Client Concentration Client Concentration Top-10 63.8% 62.3% 61.9% Top-5 57.5% 57.2% 53.2% 51.7% 50.7% 46.7% 46.0% Top-2 Q3 FY17 Q3 FY18 40.7% 2.8% APAC Russia 37.5% 35.4% 34.9% 34.4% Top-1 pe (excl. U.K.) North America 22.6% 19.5% 18.3% 17.8% 17.5% Q3 FY17 Q3 FY18 Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 www.luxoft.com 5.3% UK Euro 6.1% 5.6% 24.3% 22.2% 30.7% 32.8% 35.1% 33.2% 25.1% Digital Enterprise Automotive Financial Services 26.4% 15.8% 15.2% 59.1% 58.4% 4

Continued Headwinds at Top 2 Accounts (DB & UBS) Reinforces revenue diversification & investment in new offerings & geographies CAGR -1% Q3 FY18 -9.7% -15.6% • • • Top 2 revenue down 3% Y/Y & up 1% Q/Q DB down 10% Y/Y & up 1% Q/Q UBS up 5% Y/Y & flat Q/Q -23.4% -8.8% -1.1% 9M FY18 • • • Top 2 revenue down 11% Y/Y DB down 16% Y/Y UBS down 5% Y/Y Q3 FY’16 Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 Trends • • Continuous internalization at both clients Incremental progress in non-Investment Banking area, such as information security, wealth management and analytics Successful implementation of MiFID II - dominated Q3 agenda with clients; Major releases completed Growing demand for consulting services in digital & simplification CAGR 0% +4.5% -14.6% • 13.8% -4.6% • Q3 FY’16 Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 www.luxoft.com USD millions USD millions 39 43 43 40 37 37 37 39 39 UBS -2.1% 47 44 48 49 47 40 36 42 42 DB 5

High Potential Accounts (HPA) Further De-Risking Portfolio Drive Revenue Growth & Diversification Growth FY18/17 HPA revenue contribution Growth FY18/17 Revenue rebalancing 51 48 M&A = All closed deals consolidated since FY2015 ~67% ~$340M (~37%) ~50% 38 HPAs $230M (29%) 30 Luxoft Core w/o Anchor Clients ~36% 23 Other clients ~4% Anchor Clients ~(11)% FY14 FY15 FY16 FY17 FY18E FY14 FY15 FY16 FY17 FY18E HPA defined as having potential to reach at least $5M recurring annual revenue & 3-yr forward CAGR of at least 30% within 3 yrs of inception www.luxoft.com $40M (10%) $60M (12%) $119M (18%) 6

7

Q3 FY18 Business Highlights

Financial Services


+12.9%
122.3
138.1
Q3 FY17
Q3 FY18

Recent developments:

- **Strategic vendor status** in Global Markets & Equity Trading - **Australian multinational bank**
- Large, strategic **Murex and standard packages win – Dutch global banking company**
- **Continued demand** driven by regulatory reforms, simplification, increased transparency needs and **cloud & AI adoption**

Automotive & Transport


+10.1%
32.7
36.0
Q3 FY17
Q3 FY18

Recent developments:

- New delivery center in **Berlin as a joint SW house** with an OEM
- Deployment of **intuitive and intelligent multimedia system** with Daimler
- Develop components of **autonomous** driving system with **major Tier 1**
- **Connected Mobility** win to develop Alexa in the car for a major **German OEM**

Digital Enterprise


+20.4%
51.9
62.5
Q3 FY17
Q3 FY18

Recent developments:

- MSA with global leading **information services company**
- **Media & Communications** managed services program with **global leader in search engine technologies & online advertising**
- **Big Data** audience projection application for a **CSP**
- **Amazon Web Services (AWS) Blockchain collaboration**

LUXOFT www.luxoft.com

8

Q3 FY18 Financial Highlights


Revenue
+14.3%
206.9
236.6
Q3 FY17
Q3 FY18
Adj. EBITDA
+6.7%
37.5 (18.1%)
40.0 (16.9%)
Q3 FY17
Q3 FY18
Gross margin
-0.7pp.
39.7%
39.0%
Q3 FY17
Q3 FY18
EPS GAAP, $
+9.1%
0.55
0.60
Q3 FY17
Q3 FY18
EPS Non-GAAP, $
+8.5%
0.82
0.89
Q3 FY17
Q3 FY18

LUXOFT www.luxoft.com

9

Actively Managing Cost Base to Drive Margin Improvement

SG&A as % of Revenue


+0.6pp.
26.2%
26.8%
Q3 FY17
Q3 FY18
-0.4pp.
27.1%
26.7%
9M FY17
9M FY18

SG&A share reduction driven by decreased SOP expense and efficiency improvement

SOP as % of Revenue


Flat
3.7%
3.7%
Q3 FY17
Q3 FY18

SOP Expense as % of Revenue flat, in line with expectation of <$30M in FY18

LUXOFT www.luxoft.com

Q3 FY2018 Key Operational Metrics Cash and Cash equivalents 98,064 56,102 69,351 Operating Cash Flows Investing Cash Flows 26,349 (7,243) (1,057) (40,166) 23,707 (7,284) Financing Cash Flows (369) (171) (2,634) Trade Receivables, net Unbilled Revenue Deferred Revenue 145,814 17,539 (2,678) 182,526 37,727 (6,433) 170,489 41,291 (3,800) Days sales outstanding (DSO) 74 76 82 Headcount, end of period IT professionals, end of period 12,036 10,149 13,090 11,128 13,101 11,055 Annualized Revenue per Engineer $81,705 $82,752 $85,392 Q4 FY2018 DSOs expected to be lower, the result of completing the transition to new billing cycle for a large account www.luxoft.com USD thousandsQ3 FY2017Q2 FY2018Q3 FY2018 10

US Tax Bill Provides Positive Impact apply Base erosion anti-abuse tax (BEAT) not expected to One-Time Mandatory Repatriation of Foreign Cash - would not apply as Luxoft USA does not hold any interest in foreign companies US Tax Rate Implication Positive impact on group tax expense, including: •One-time tax benefit of $2M due to revaluation of US deferred tax liabilities in Q3 FY2018 •As a result, Group Effective tax rate (ETR) in Q3 FY18 decreased by 9.1% from 16.8% to 7.7%, and in 9M financials - by 4% from 15.7% to 11.8%. •For 12M consolidated reporting, expect impact of the reform will be ~3% decrease of the Group ETR and estimate FY2018 effective tax rate to be in 12-13% range. •For long-term perspective, estimate that positive impact of the reform will be ~1% decrease of Luxoft Group Effective tax rate. 11

FY2018 Revised Outlook Reduced revenue from 2 Fortune 10 healthcare & telecom companies FY2018 USD millions FY2013 FY2014 FY2015 FY2016 FY2017 Revised Revenue Revenue Y/Y% 314.6 16.0% 398.3 26.6% 520.5 30.7% 650.8 25.0% 785.6 20.7% 920 17.1% 900-905 ~15% Adjusted EBITDA1 Adjusted EBITDA Margin 56.9 18.1% 72.7 18.3% 98.8 19.0% 123.5 19.0% 133.8 17.0% 142.6 15.5-16.5% 135.2 15.0-15.2% Net Income GAAP Net Income GAAP Margin Net Income Non-GAAP2 Net Income Non-GAAP Margin 37.5 11.9% 44.2 14.1% 51.2 12.9% 56.1 14.1% 63.1 12.1% 75.4 14.5% 70.3 10.8% 92.9 14.3% 62.6 8.0% 98.3 12.5% 53.7 5.8% 98.5 10.7% 54.4 6.0% 95.5 10.6% Diluted EPS GAAP, $ Diluted EPS non-GAAP, $ 1.24 1.46 1.59 1.74 32,242 1.91 2.28 33,112 2.06 2.72 34,088 1.84 2.89 34,001 > 1.53 > 2.85 34,398 > 1.53 2.77-2.85 34,442 Diluted weighted average shares outstanding, thousands 30,236 1EBITDA adjusted for Stock Based Compensation, revaluation of contingent liability, impairment loss and acquisition related costs 2Net Income adjusted for Stock Based Compensation, revaluation of contingent liability, impairment loss and acquisition related costs and Amortization of Purchased Intangible assets www.luxoft.com FY2018 OutlookOutlook 12

Appendix www.luxoft.com

Luxoft Holding, Inc Condensed Consolidated Balance Sheets (In thousands of US dollars, except share, per share amounts and percentages) December 31, 2017 As of March 31, 2017 (Unaudited) Assets Current assets Cash and cash equivalents Restricted cash, current Trade accounts receivable, net of allowance for doubtful accounts of $1,303 at December 31, 2017 and $435 at March 31, 2017 Unbilled revenue Work-in-progress Due from related parties VAT and other taxes receivable Advances issued Other current assets Total current assets $ 69,351 4,065 $ 109,558 4,000 170,489 41,291 4,241 592 3,644 2,624 6,077 144,862 14,454 2,805 1,084 1,732 2,740 5,224 302,374 286,459 Non-current assets Restricted cash, non-current Deferred tax assets Property and equipment, net Intangible assets, net Goodwill Other non-current assets Total non-current assets Total assets 2,818 4,435 46,829 122,416 93,579 5,367 1,399 3,423 49,571 120,430 76,918 9,007 275,444 260,748 $ 577,818 $ 547,207 www.luxoft.com 14

15

Luxoft Holding, Inc
Condensed Consolidated Balance Sheets (continued)

(In thousands of US dollars, except share, per share amounts and percentages)

	As of December 31, 2017 (Unaudited)	As of March 31, 2017
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 515	$ 633
Accounts payable	6,684	24,402
Accrued liabilities	37,263	38,513
Deferred revenue	3,800	3,815
Due to related parties	13	460
Taxes payable	24,920	21,283
Payable on derivative financial instruments	945	295
Payable for acquisitions, current	12,781	17,221
Other current liabilities	1,721	2,025
Total current liabilities	**88,642**	**108,647**
Deferred tax liability, non-current	11,489	16,907
Payable for acquisitions, non-current	18,556	32,206
Other non-current liabilities	4,415	2,629
Total liabilities	**123,102**	**160,389**
Shareholders' equity		
Share capital (80,000,000 shares authorized; 33,842,002 issued and outstanding with no par value as at December 31, 2017, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	–	–
Additional paid-in capital	150,132	133,192
Common stock held in treasury, at cost (25,422 shares as of December 31, 2017; 93,813 shares as of March 31, 2017)	(1,375)	(6,028)
Retained earnings	308,815	263,508
Accumulated other comprehensive loss	(2,888)	(3,886)
Total shareholders' equity attributable to the Group	**454,684**	**386,786**
Non-controlling interest	**32**	**32**
Total equity	**454,716**	**386,818**
Total liabilities and equity	**$ 577,818**	**$ 547,207**

LUXOFT www.luxoft.com

16

Luxoft Holding, Inc
Condensed Consolidated Statements Of Income

(In thousands of US dollars, except share, per share amounts and percentages)

	For the three months ended December 31,		For the nine months ended December 31,	
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	
Sales of services	$ **236,613**	$ **206,924**	$ **673,885**	$ **581,430**
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	144,332	124,688	419,236	345,348
Selling, general and administrative expenses	63,485	54,291	179,747	157,530
Depreciation and amortization	11,050	9,362	31,695	24,587
Gain from revaluation of contingent liability	(3,930)	(2,143)	(6,020)	(2,587)
Operating income	**21,676**	**20,726**	**49,227**	**56,552**
Other income and expenses				
Interest income, net	17	6	76	10
Unwinding of discount rate for contingent liability, loss	(588)	(719)	(1,286)	(1,224)
Other gain, net	934	3,630	1,880	4,364
Gain from derivative financial instruments	57	953	146	1,314
Net foreign exchange gain/ (loss)	177	(2,847)	1,301	(3,493)
Income before income taxes	**22,273**	**21,749**	**51,344**	**57,523**
Income tax expense	(1,723)	(3,217)	(6,037)	(8,620)
Net income	$ **20,550**	$ **18,532**	$ **45,307**	$ **48,903**
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$ **20,550**	$ **18,532**	$ **45,307**	$ **48,903**

LUXOFT www.luxoft.com

Luxoft Holding, Inc Condensed Consolidated Statements Of Income (continued) (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended December 31, For the nine months ended December 31, 2017 2016 2017 2016 (Unaudited) (Unaudited) Basic EPS per Class A and Class B ordinary share Net income attributable to the Group per ordinary share Weighted average ordinary shares outstanding $ 0.61 $ 0.56 $ 1.35 $ 1.47 33,756,866 33,225,850 33,611,350 33,210,119 Diluted EPS per Class A and Class B ordinary share Diluted net income attributable to the Group per ordinary share Diluted weighted average ordinary shares outstanding $ 0.60 $ 0.55 $ 1.32 $ 1.44 34,102,625 33,878,605 34,254,345 33,879,650 www.luxoft.com 17

Luxoft Holding, Inc Condensed Consolidated Statement Of Cash Flow (In thousands of US dollars, except share, per share amounts and percentages) For the nine months ended December 31, 2017 2016 (Unaudited) Operating activities Income from operations $ 45,307 $ 48,903 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization Deferred tax benefit Income from derivative financial instruments (Income)/ Loss on foreign exchange Provision for doubtful accounts Gain from revaluation of contingent liability Unwinding of discount rate for contingent liability, loss Share-based compensation 31,695 (3,449) (146) (1,301) 827 (6,020) 1,286 22,940 24,587 (1,434) (1,314) 3,493 417 (2,587) 1,224 21,515 Changes in operating assets and liabilities: Trade accounts receivable and unbilled revenue Work-in-progress Due to and from related parties Accounts payable and accrued liabilities Deferred revenue Changes in other assets and liabilities Net cash provided by operating activities (36,581) (1,436) 45 (21,807) (32) 1,565 (3,389) (514) 261 (8,943) (2,897) (4,781) 32,893 74,541 www.luxoft.com 18

Luxoft Holding, Inc Condensed Consolidated Statement Of (In thousands of US dollars, except share, per share amounts and percentages) Cash Flow (continued) For the nine months ended December 31, 2017 2016 (Unaudited) Investing activities Purchases of property and equipment Purchases of intangible assets Acquisitions, net of cash acquired Restricted cash Net cash used in investing activities (17,348) (3,395) (34,155) 125 (14,574) (2,930) (54,464) — (54,773) (71,968) Financing activities Net repayment of short-term borrowings Acquisition of business, deferred consideration Repurchases of common stock Repayment of capital lease obligations Net cash used in financing activities (1,127) (12,945) (3,361) (132) (5,998) (4,534) (1,266) (123) (17,565) (11,921) Effect of exchange rate changes on cash and cash equivalents Net decrease in cash and cash equivalents Cash and cash equivalents at beginning of year Cash and cash equivalents at end of period (762) (1,133) (40,207) 109,558 (10,481) 108,545 $ 69,351 $ 98,064 www.luxoft.com 19

Reconciliations of Non-GAAP Financial Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) Measures to Comparable GAAP Three Months Ended December 31, Nine Months Ended December 31, 2017 2017 2017 2017 2017 2017 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income Operating margin Net income Diluted earnings per share 21,676 10,849 (a) % (b) 32,525 49,227 33,468 (a) % (b) 82,695 9.2% 4.5 13.7% 7.3% 5.0 12.3% 20,550 9,921 30,471 45,307 30,320 75,627 $ 0.60 0.89 1.32 2.21 Three Months Ended December 31, Nine Months Ended December 31, 2016 2016 2016 2016 2016 2016 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income Operating margin Net income Diluted earnings per share 20,726 9,512 (a) % (b) 30,238 56,552 29,615 (a) % (b) 86,167 10.0% 4.6 14.6% 9.70% 5.1 14.8% 18,532 9,416 27,948 48,903 27,913 76,816 $ 0.55 0.82 $ 1.44 2.27 www.luxoft.com 20

Reconciliations of Non-GAAP Financial Measures to Measures (Unaudited) (continued) (In thousands of US dollars, except share, per share amounts and percentages) Comparable GAAP Three Months Ended December 31, Nine Months Ended December 31, (a) 2017 2016 2017 2016 Adjustments to GAAP operating income Stock-based compensation expense Amortization of purchased Intangible assets Gain from revaluation of contingent liability Acquisition related costs Total Adjustments to GAAP income from operations $ 8,703 4,711 (3,930) 1,365 $ 7,625 3,806 (2,143) 224 $ 22,940 12,741 (6,020) 3,807 $ 21,514 8,359 (2,587) 2,105 $ 10,849 $ 9,512 $ 33,468 $ 29,615 Three Months Ended December 31, Nine Months Ended December 31, (b) 2017 2016 2017 2016 Adjustments to GAAP net income Stock-based compensation expense Amortization of purchased Intangible assets Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability Acquisition related costs Tax effect of the adjustments Total Adjustments to GAAP net income $ 8,703 4,711 $ 7,625 3,806 $ 22,940 12,741 $ 21,514 8,359 (3,342) 1,365 (1,516) (1,424) 224 (815) (4,734) 3,807 (4,434) (1,363) 2,105 (2,926) $ 9,921 $ 9,416 $ 30,320 $ 27,913 www.luxoft.com 21

Reconciliations of Non-GAAP Financial Measures to Measures (Unaudited) (continued) (In thousands of US dollars, except share, per share amounts and percentages) Comparable GAAP Three Months Ended December 31, Nine Months Ended December 31, 2017 2016 2017 2016 Net income Adjusted for: Interest Income Unwinding of discount rate for contingent liability, loss Income tax Depreciation and Amortization EBITDA Adjusted for Stock based compensation Gain from revaluation of contingent liability Acquisition related costs Adjusted EBITDA $ 20,550 $ 18,532 $ 45,307 $ 48,903 (17) 588 1,723 11,050 (6) 719 3,217 9,362 (76) 1,286 6,037 31,695 (10) 1,224 8,620 24,587 $ 33,894 $ 31,824 $ 84,249 $ 83,324 8,703 (3,930) 1,365 7,625 (2,143) 224 22,940 (6,020) 3,807 21,514 (2,587) 2,329 $ 40,032 $ 37,530 $ 104,976 $ 104,580 www.luxoft.com 22

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) Year Ended March 31, 2018 Revenue $ 900,000 Net income Adjusted for: Interest Expense Income tax Depreciation and Amortization EBITDA Adjusted for: Stock based compensation Loss from revaluation of contingent liability Acquisition related costs Adjusted EBITDA Adjusted EBITDA margin $ 54,350 (164) 7,598 43,499 $ 105,283 29,501 (4,479) 4,889 $ 135,194 15.0% Net income Adjusted for: Stock-based compensation expense Amortization of purchased Intangible assets Loss from revaluation of contingent liability Acquisition related costs Tax effect of the adjustments Total adjustments to Net Income Adjusted Net Income Diluted weighted average ordinary shares outstanding Adjusted EPS $ 54,350 29,501 17,452 (4,479) 4,889 (6,191) $ 41,172 $ 95,522 34,442,000 $ 2.77 Year Ended March 31, 2018 GAAP Adjustments Non-GAAP Net income Diluted earnings per share $ 54,350 $ 41,172 $ 95,522 $ 1.58 $ 2.77 www.luxoft.com 23